CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	SEPT. 30, 2013
Earnings from continuing operations	$66,407		$135,572		$158,684
Undistributed equity loss from investees	—		—		1
Income taxes	34,389		66,892		78,109
Earnings from continuing operations before income taxes	$100,796		$202,464		$236,794
Fixed charges:
Interest	$18,553		$59,727		$80,708
Amortization of debt expense, premium, net	883		2,557		3,353
Portion of rentals representative of an interest factor	129		381		504
Interest of capitalized lease	152		479		1,108
Total fixed charges	$19,717		$63,144		$85,673
Earnings from continuing operations before income taxes	$100,796		$202,464		$236,794
Plus: total fixed charges from above	19,717		63,144		85,673
Plus: amortization of capitalized interest	128		384		511
Earnings from continuing operations before income taxes and fixed charges	$120,641		$265,992		$322,978
Ratio of earnings to fixed charges	6.12	X	4.21	X	3.77	X